
05071840


SEC MAIL PROCESSING
RECEIVED
NOV 16 2005
WASH, D.C.
SECTION

HOME FEDERAL

BANCORP, INC. OF LOUISIANA

2005 ANNUAL REPORT

TO SHAREHOLDERS


PROCESSED
NOV 22 2005
THOMSON
FINANCIAL

TABLE OF CONTENTS

	Page
President's Letter	1
Selected Consolidated Financial and Other Data	2
Management's Discussion and Analysis of Financial Condition and Results of Operations	4
Report of Independent Registered Public Accounting Firm	14
Consolidated Balance Sheets	15
Consolidated Statements of Income	16
Consolidated Statements of Comprehensive Income (Loss)	17
Consolidated Statements of Changes in Stockholders' Equity	18
Consolidated Statements of Cash Flows	19
Notes to Consolidated Financial Statements	21
Market Price of Home Federal Bancorp, Inc. Common Shares and Related Shareholder Matters	49
Directors and Executive Officers	50
Banking Locations and Shareholder Information	50

To Our Shareholders,

We are pleased to present our first Annual Report of Home Federal Bancorp, Inc. of Louisiana and wish to extend our welcome to you as shareholders. Less than a year ago we converted Home Federal Savings and Loan Association from a federally chartered mutual savings association to a federally chartered stock savings association and established a mid-tier holding company, Home Federal Bancorp, Inc. We undertook this transition in order to modernize our charter form which we believe will provide us with opportunities for growth in the years ahead while also enhancing our ability to expand the products and services we provide our customers.

On January 18, 2005, we completed our successful reorganization and initial public offering having sold 1,423,583 shares of our common stock in a subscription and community offering which increased our capital to $26.9 million at June 30, 2006. Given our strong capital position, we were able and pleased to have paid our first quarterly cash dividend of $.05 per share for the quarter ended June 30, 2005. It is our goal to continue paying dividends on a regular quarterly basis in the future.

We also recognize that we continue to operate in a difficult interest rate environment. For the year ended June 30, 2005, we recognized net income of $850,000, a modest increase of $29,000, or 3.5%, over net income for the year ended June 30, 2004. The increase in net income was primarily due to gains on sales of securities during fiscal 2005 as we continued to experience interest rate compression on our interest-earning assets. We expect that the Federal Reserve Board will continue to tighten interest rates for at least several more quarters and we are trying to manage our balance sheet accordingly.

As you are aware, areas of Louisiana have recently seen the devastating impacts of Hurricanes Katrina and Rita. As community bankers, we are endeavoring to extend our help and support to those who have been affected. Fortunately, to a large extent, we and our customers were not seriously impacted by the storms.

As we continue to grow, we pledge to do our best to maintain your trust. Our goal has been to maintain a stable and secure financial institution that provides quality service to our customers while offering competitive rates on our loans and deposits. The key to meeting that goal is, as it always has been, our employees, and we are pleased to have been able to align the interests of our employees with our shareholders through the adoption of our equity compensation program.

I wish to thank our directors, officers and employees for their support, personally, and their continued service and dedication to Home Federal Bancorp and Home Federal Savings and Loan. I would also like to thank you as our investors for your support and confidence in our stock.

Sincerely,



Daniel R. Herndon
President and Chief Executive Officer

Home Federal Bancorp, Inc. of Louisiana

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by the more detailed financial information contained elsewhere herein. You should read the consolidated financial statements and related notes contained in this Annual Report.

	At June 30,	
	2005	2004
	(Dollars in Thousands)	
Selected Financial and Other Data:		
Total assets	$111,331	$95,663
Cash and cash equivalents	9,292	4,342
Securities available for sale	75,760	64,254
Securities to be held to maturity	1,613	2,516
Loans receivable, net	23,645	22,786
Deposits	69,995	68,134
FHLB advances	8,224	9,748
Equity	32,431	17,309
Full service offices	3	3

	Year Ended June 30,	
	2005	2004
	(Dollars in Thousands)	
Selected Operating Data:		
Total interest income	$5,064	$5,154
Total interest expense	2,030	2,163
Net interest income	3,034	2,991
Provision for loan losses	--	--
Net interest income after provision for loan losses	3,034	2,991
Total non-interest income	387	321
Total non-interest expense	2,119	2,080
Income before income taxes	1,302	1,232
Income taxes	452	411
Net income	$ 850	$ 821
Selected Operating Ratios(1):		
Average yield on interest-earning assets	5.09%	5.33%
Average rate on interest-bearing liabilities	2.62	2.74
Average interest rate spread(2)	2.47	2.59
Net interest margin(2)	3.05	3.09
Average interest-earning assets to average interest-bearing liabilities	128.60	122.54
Net interest income after provision for loan losses to non-interest expense	143.18	143.80
Total non-interest expense to average assets	2.02	2.12
Efficiency ratio(3)	61.94	62.80
Return on average assets	.81	.84
Return on average equity	3.17	4.40
Average equity to average assets	25.57	19.00

(Footnotes on following page)

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	At or For the Year Ended June 30,	
	2005	2004
Asset Quality Ratios(4):		
Non-performing loans as a percent of total loans receivable(5)	--%	--%
Non-performing assets as a percent of total assets(5)	--	--
Allowance for loan losses as a percent of non-performing loans	--	11,750.00
Allowance for loan losses as a percent of total loans receivable	.98	1.02
Net charge-offs to average loans receivable	--	--
Association Capital Ratios(4):		
Tangible capital ratio	24.20%	19.45%
Core capital ratio	24.20	19.45
Total capital ratio	91.56	71.21

(1) With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4) Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5) Non-performing assets consist of non-performing loans at June 30, 2005 and 2004. Non-performing loans consist of non-accruing loans plus accruing loans 90 days or more past due. Home Federal Savings and Loan did not have any real estate owned or troubled debt restructurings at June 30, 2005 or 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Our profitability depends primarily on our net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Dallas. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. Our profitability also depends, to a lesser extent, on non-interest income, provision for loan losses, non-interest expenses and federal income taxes. The Company had net income of $850,000 in fiscal 2005 and $821,000 in fiscal 2004.

Historically, our business has consisted primarily of originating single-family real estate loans secured by property in our market area. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction, commercial business and consumer loans. Our loans are primarily funded by certificates of deposit, which typically have a higher interest rate than passbook accounts. The combination of these factors has resulted in low interest rate spreads and returns on equity. Due to the low interest rate environment, a significant amount of our loans have been refinanced in recent years. Rather than re-invest the proceeds from these refinancings in long-term, low yielding loans, we have invested in marketable securities in order to position ourselves more favorably for a rising interest rate environment. Because investment securities generally yield less than loans, however, our net interest margin has been further pressured and our net interest income has remained stable at $3.0 million for both fiscal 2005 and fiscal 2004. Although we may attempt to diversify into consumer and commercial lending in the future in order to improve the yield on our portfolio, we presently anticipate that our lending business will continue to consist primarily of originating single-family mortgages funded through deposits.

The Company's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond our control.

Forward-Looking Statements Are Subject to Change

We make certain statements in this document as to what we expect may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on our current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. You should be aware that our current expectations and beliefs as to future events are subject to change at any time, and we can give you no assurances that the future events will actually occur.

Critical Accounting Policies

In reviewing and understanding financial information for Home Federal Bancorp, you are encouraged to read and understand the significant accounting policies used in preparing our consolidated financial statements. These policies are described in Note A of the notes to our consolidated financial statements included in this Annual Report. Our accounting and financial reporting policies conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Accordingly, the consolidated financial statements require certain estimates, judgments, and assumptions, which are believed to be reasonable, based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the periods presented. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results. These policies require numerous estimates or economic assumptions that may prove inaccurate or may be subject to variations which may significantly affect our reported results and financial condition for the period or in future periods.

Allowance for Loan Losses. We have identified the evaluation of the allowance for loan losses as a critical accounting policy where amounts are sensitive to material variation. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will cover known and inherent losses in the loan portfolio, based on evaluations of the collectibility of loans. The evaluations take into consideration such factors as changes in the types and amount of loans in the loan portfolio, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, estimated losses relating to specifically identified loans, and current economic conditions. This evaluation is inherently subjective as it requires material estimates including, among others, exposure at default, the amount and timing of expected future cash flows on impacted loans, value of collateral, estimated losses on our commercial and residential loan portfolios and general amounts for historical loss experience. All of these estimates may be susceptible to significant change.

While management uses the best information available to make loan loss allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. Historically, our estimates of the allowance for loan loss have not required significant adjustments from management's initial estimates. In addition, the Office of Thrift Supervision, as an integral part of their examination processes, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examinations. To the extent that actual outcomes differ from management's estimates, additional provisions to the allowance for loan losses may be required that would adversely impact earnings in future periods.

Changes in Financial Condition

Home Federal Bancorp's total assets increased $15.7 million, or 16.4%, to $111.3 million at June 30, 2005 compared to $95.7 million at June 30, 2004. This increase was primarily due to the increases in cash and cash equivalents of $5.0 million, or 114.0%, and an increase of $11.5 million, or 17.9%, in securities available for sale compared to the prior year period.

Loans receivable, net increased $896,000, or 3.9%, from $22.7 million at June 30, 2004 to $23.6 million at June 30, 2005. The increase in loans receivable, net was attributable primarily an increase in home equity and second mortgage loans of $1.7 million, partially offset by a decrease in first mortgage loans of $866,000.

Cash and cash equivalents increased $5.0 million, or 114.0%, to $9.3 million at June 30, 2005 as a result of the net proceeds from our reorganization completed in January 2005.

Securities available for sale increased $11.5 million, or 17.9%, to $75.8 million at June 30, 2005. This increase was due primarily to the investment in such assets of the net proceeds from the reorganization as well as the investment of loan sale proceeds, and excess funds from loan payments and prepayments. During the past two years, we have experienced significant loan prepayments due to the heavy volume of loan refinancing. However, when interest rates were at their cyclical lows, management was reluctant to invest in long-term, fixed rate mortgage loans for portfolio and instead sold the majority of the long-term, fixed rate mortgage loan production. We have attempted to strengthen our interest-rate risk position and favorably structure our balance sheet to take advantage of a rising rate environment by purchasing investment securities classified as available for sale.

Total liabilities increased $500,000, or 0.6%, to $78.9 million at June 30, 2005 due primarily to an increase in deposits of $1.9 million over the prior year period. This increase was partially offset by a decrease of $1.5 million, or 15.6%, in FHLB advances. The increase in deposits was attributable primarily to increases in our NOW accounts and Certificates of Deposit, partially offset by decreases in money market and passbook savings accounts. NOW Accounts increased $800,000, or 13.6%, to $6.8 million at June 30, 2005, and Certificates of Deposit increased $2.3 million, or 4.3%, to $54.5 million at June 30, 2005.

Shareholders' equity increased $15.1 million, or 87.3%, to $32.4 million at June 30, 2005 due primarily to the $13.4 million of net proceeds from our initial public offering and reorganization completed on January 18, 2005 and to a lesser extent, accumulated other comprehensive income of $309,000 at June 30, 2005 compared to accumulated other comprehensive losses of $1.7 million at June 30, 2004. This change in accumulated other comprehensive income was primarily due to the change in net unrealized gain (loss) on securities available for sale due to recent decreases in interest rates. The net unrealized (loss) or gain on securities available for sale is affected by interest rate fluctuations. Generally, an increase in interest rates will have an adverse impact while a decrease in interest rates will have a positive impact.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following table shows for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Tax-exempt income and yields have not been adjusted to a tax-equivalent basis. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from what the daily averages would be.

		Year Ended June 30,					
		2005			2004		
	Yield/Rate at June 30, 2005	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
		(Dollars in Thousands)					
Interest-earning assets:							
Investment securities	4.78%	$ 71,088	$3,358	4.72%	$63,902	$3,094	4.84%
Loans receivable	6.51	22,973	1,568	6.83	27,277	2,003	7.34
Interest-earning deposits	3.20	5,406	137	2.54	5,505	57	1.03
Total interest-earning assets	5.08	99,467	5,063	5.09	96,684	5,154	5.33
Non-interest-earning assets		5,323			1,558		
Total assets		$104,790			$98,242		
Interest-bearing liabilities:							
Savings accounts	.50	$ 5,368	27	.50	$5,387	27	.49
NOW accounts	.14	6,041	13	.22	5,557	12	.22
Money market accounts	.40	4,129	17	.41	4,531	18	.41
Certificate accounts	3.36	53,335	1,710	3.21	53,899	1,811	3.36
Total deposits	2.69	68,873	1,767	2.57	69,374	1,868	2.69
FHLB advances	3.24	8,471	262	3.10	9,527	295	3.09
Total interest-bearing liabilities	2.75	77,344	2,029	2.62	78,901	2,163	2.74
Non-interest-bearing liabilities		649			679		
Total liabilities		77,993			79,580		
Equity(1)		26,797			18,662		
Total liabilities and equity		$104,790			$98,242		
Net interest-earning assets		$ 22,123			$17,783		
Net interest income; average interest Rate spread(2)			$3,034	2.47%		$2,991	2.59%
Net interest margin(3)				3.05%			3.09%
Average interest-earning assets to average interest-bearing liabilities				128.60%			122.54%

(1) Includes retained earnings and accumulated other comprehensive income (loss).

(2) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.

(3) Net interest margin is net interest income divided by net average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected Home Federal Savings and Loan's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	2005 vs. 2004			2004 vs. 2003		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Rate	Volume	(Decrease)	Rate	Volume	(Decrease)
	(In Thousands)					
Interest income:						
Investment securities	$ (85)	$ 348	$ 263	$(350)	$ 937	$ 587
Loans receivable, net	(117)	(316)	(433)	(159)	(1,317)	(1,476)
Interest-earning deposits	82	(1)	81	(15)	(58)	(73)
Total interest-earning assets	(120)	31	(89)	(524)	(438)	(962)
Interest expense:						
Savings accounts	1	--	1	(8)	3	(5)
NOW accounts	--	1	1	(4)	1	(3)
Money market accounts	--	(2)	(2)	(8)	1	(7)
Certificate accounts	(80)	(19)	(99)	(329)	(257)	(586)
Total deposits	(79)	(20)	(99)	(349)	(252)	(601)
FHLB advances	1	(33)	(32)	(13)	67	54
Total interest-bearing liabilities	(78)	(53)	(131)	(362)	(185)	(547)
Increase (decrease) in net interest income	$ (42)	$ 84	$ 42	$(162)	$ (253)	$ (415)

Comparison of Operating Results for the Years Ended June 30, 2005 and 2004

General. Net income amounted to $850,000 for the year ended June 30, 2005, an increase of $29,000, or 3.5%, compared to net income of $821,000 for the year ended June 30, 2004. This increase was due to an increase in non-interest income, partially offset by an increase in non-interest expense.

Net Interest Income. Net interest income remained stable at $3.0 million for both fiscal 2005 and fiscal 2004.

The average interest rate spread declined from 2.59% for fiscal 2004 to 2.47% for fiscal 2005 while the average balances of net interest-earning assets increased from $17.8 million to $22.1 million during the same periods. The percentage of average interest-earning assets to average interest-bearing liabilities increased to 128.60% for fiscal 2005 compared to 122.54% for fiscal 2004. The decrease in the interest rate spread reflects the low interest rate environment and management's decision to temporarily invest in lower rate securities available for sale rather than long-term, fixed rate residential mortgage loans. Net interest margin amounted to 3.05% and 3.09% for fiscal 2005 and 2004, respectively.

Interest income decreased $90,000, or 1.7%, to $5.1 million for fiscal 2005 compared to fiscal 2004. Such decrease was primarily due to a decrease in the average yield on investment securities and loans and a decrease in the average balance of loans. These decreases were partially offset by an increase in the average balance of investment securities. The decrease in the average yield on investment securities and loans from 4.84% and 7.34%, respectively, in fiscal 2004 to 4.72% and 6.83%, respectively, in fiscal 2005 reflects the low interest rate environment and, with respect to loans, the significant refinancing activity as higher yielding loans were refinanced at lower rates. The decrease in the average balance of loans and the corresponding increase in the average balance of investment securities was due to the payment and prepayment of loans, largely as a result of refinancing and loan sales, and the investment of such funds in investment securities classified as available for sale.

Interest expense decreased $133,000, or 6.1%, to $2.0 million for fiscal 2005 compared to fiscal 2004 primarily as a result of a decrease in the average rate and average balance of certificate accounts due to the low interest rate environment which caused customers to seek alternative investment vehicles.

Provision for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to earnings as losses are estimated to have occurred in our loan portfolio. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that we will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan. If the fair value of the collateral is less than the recorded investment in the loan, we will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those loans which are in excess of ninety days delinquent. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received. When, in management's judgment, the borrower's ability to make interest and principal payments is back to normal, the loan is returned to accrual status.

No provision was made to the allowance in fiscal 2005 or fiscal 2004 because the allowance was maintained at a level believed, to the best of management's knowledge, to cover all known and inherent losses in the loan portfolio, both probable and reasonable.

Non-Interest Income. Non-interest income amounted to $387,000 for the year ended June 30, 2005, an increase of $66,000, or 20.1%, compared to non-interest income of $321,000 for the year ended June 30, 2004. Such increase was due to a $106,000 increase in gain on sale of securities, partially offset by a $44,000 decrease in gain on sale of loans. The increase in gain on sale of securities was due primarily to the gain recognized on the sale of stock of the Company's former third-party data processing company. The decrease in gain on sale of loans was due to decreased originations of long-term, fixed rate residential loans.

Non-Interest Expense. Non-interest expense increased $39,000, or 1.9% due primarily to increases in advertising costs and professional fees, partially offset by decreases in compensation, benefits, and data processing costs.

Provision For Income Tax Expense. The provision for income taxes amounted to $452,000 and $412,000 for the fiscal years ended June 30, 2005 and 2004, respectively. The Company's effective tax rates were 34.7% and 33.4% for fiscal 2005 and 2004, respectively.

Exposure to Changes in Interest Rates

The Company's ability to maintain net interest income depends upon our ability to earn a higher yield on assets than the rates we pay on deposits and borrowings. The Company's interest-earning assets consist primarily of long-term residential mortgage loans which have fixed rates of interest. Consequently, our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise. Although long-term, fixed-rate mortgage loans make up a significant portion of our interest-earning assets at June 30, 2005, we sold a substantial amount of our loans and maintained a significant portfolio of securities available-for-sale during the past few years in order to position the Company for a rising rate environment. At June 30, 2005 and 2004, securities available-for-sale amounted to $75.8 million and $64.3 million, respectively, or 68.1% and 67.2%, respectively, of total assets at such dates. Although this asset/liability management strategy has adversely impacted short-term net income, it provides us with greater flexibility to reinvest such assets in higher-yielding single-family, consumer and commercial business loans in a rising interest rate environment.

Quantitative Analysis. The Office of Thrift Supervision provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the Office of Thrift Supervision which show the impact of changing interest rates on net portfolio value. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

Net Portfolio Value. Our interest rate sensitivity is monitored by management through the use of a model which internally generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The following table sets forth our NPV as of June 30, 2005.

Change in Interest Rates In Basis Points (Rate Shock)	Net Portfolio Value			NPV as % of Portfolio Value of Assets	
	Amount	$ Change	% Change	NPV Ratio	Change
	(Dollars in Thousands)				
300	$19,289	$(9,865)	-33.84%	19.56%	-6.59%
200	22,572	(6,582)	-22.58	21.94	-4.21
100	25,968	(3,185)	-10.92	24.21	-1.94
Static	29,154			26.15	
(100)	30,864	1,710	+5.86	27.02	+.86
(200)	29,894	741	+2.54	26.14	+.01

Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans generally are profitable if interest rates are stable or declining since these loans have yields that exceed our cost of funds. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have underwritten our mortgage loans to allow for their sale in the secondary market. Total loan originations amounted to $11.2 million and $6.8 million for fiscal 2005 and 2004, respectively, while loans sold amounted to $2.1 million and $6.3 million during the same respective periods. More significantly, we have invested excess funds from loan payments and prepayments and loan sales in investment securities classified as available for sale. As a result, the Company is not as susceptible to rising interest rates as it would be if its interest-earning assets were primarily comprised of long-term fixed rate mortgage loans. With respect to its floating or adjustable rate loans, the Company writes interest rate floors and caps into such loan documents. Interest rate floors limit our interest rate risk by limiting potential decreases in the interest yield on an adjustable rate loan to a certain level. As a result, we receive a minimum yield even if rates decline farther and the interest rate on the particular loan would otherwise adjust to a lower amount. Conversely, interest rate ceilings limit the amount by which the yield on an adjustable rate loan may increase to no more than six percentage points over the rate at the time of origination. Finally, we intend to place a greater emphasis on shorter-term consumer loans and commercial business loans in the future.

Liquidity and Capital Resources

The Company maintains levels of liquid assets deemed adequate by management. Its liquidity ratio averaged 100.4% for the quarter ended June 30, 2005. We adjust our liquidity levels to fund deposit outflows, repay our borrowings and to fund loan commitments. We also adjust liquidity as appropriate to meet asset and liability management objectives.

Our primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, loan sales and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. We set the interest rates on our deposits to maintain a desired level of total deposits. In addition, we invest excess funds in short-term interest-earning accounts and other assets, which provide liquidity to meet lending requirements. Our deposit accounts with the Federal Home Loan Bank of Dallas amounted to $2,020,000 and $370,000 at June 30, 2005 and 2004, respectively.

A significant portion of our liquidity consists of securities classified as available for sale and cash and cash equivalents. Our primary sources of cash are net income, principal repayments on loans and mortgage-backed securities and increases in deposit accounts. If we require funds beyond our ability to generate them internally, we have borrowing agreements with the Federal Home Loan Bank of Dallas which provide an additional source of funds. At June 30, 2005, Home Federal Savings and Loan had $8.2 million in advances from the Federal Home Loan Bank of Dallas and had $76.8 million in additional borrowing capacity.

At June 30, 2005, the Company had outstanding loan commitments of $2,430,000 to originate loans. At June 30, 2005, certificates of deposit scheduled to mature in less than one year, totaled $27.1 million. Based on prior experience, management believes that a significant portion of such deposits will remain with us, although there can be no assurance that this will be the case. In addition, the cost of such deposits could be significantly higher upon renewal, in a rising interest rate environment. We intend to utilize our high levels of liquidity to fund our lending activities. If additional funds are required to fund lending activities, we intend to sell our securities classified as available-for-sale as needed.

Home Federal Savings and Loan is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 3.0% and 8.0%, respectively. At June 30, 2005, Home Federal Savings and Loan exceeded each of its capital requirements with ratios of 24.2%, 24.2% and 91.6%, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by Securities and Exchange Commission rules, and have not had any such arrangements during the two years ended June 30, 2005. See Notes I and N to the Notes to Consolidated Financial Statements contained in this Annual Report.

Impact of Inflation and Changing Prices

The consolidated financial statements and related financial data presented herein regarding the Company have been prepared in accordance with accounting principles generally accepted in the United States of America which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Recent Accounting Standards

On December 16, 2004, FASB issued Statement No. 123 (revised 2004), *Share-Based Payment* (Statement No. 123(R)). Statement No. 123(R) replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*. Statement No. 123(R) establishes standards for which an entity exchanges its equity instruments for good or services. It also addresses transactions in which an entity incurs liabilities in exchange for good and services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments.

Under Statement No. 123(R), all forms of share-based payments to employees, including stock options, would be treated the same as other forms of compensation by recognizing the related cost in the income statement. The expense of the award requires the entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award ("vesting period"). Fair value of that award will be re-measured subsequently at each reporting date through the settlement date. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments.

All public entities that use the fair-value based method for either recognition or disclosure under Statement No. 123(R) will apply this Statement using a modified version of prospective application. Under the transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement No. 123(R) for either recognition or pro forma disclosure. For periods before the required effective date, those entities may elect to apply a modified version of retrospective application under which the financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement No. 123(R).

Statement No. 123(R) is effective for public companies that are small business issuers at the beginning of the first annual period beginning after December 15, 2005. This Statement applies to all awards that vest after the required effective date and to awards modified, repurchased, or canceled after that date. The Company is currently evaluating the impact of Statement No. 123(R) will have on its financial statements.

On June 23, 2004, FASB published an Exposure Draft of the proposed Statement, *Fair Value Measurements.* The proposed statement would provide guidance for how to measure fair value and would apply broadly to financial and non-financial assets and liabilities that are measured at fair value under other authoritative accounting pronouncements. FASB plans to use the fair value framework developed in this project as a basis for addressing fair value measurements in other projects. FASB's longer-term objective is to improve its conceptual framework, developing conceptual guidance for its use in determining "when" to measure fair value that will focus on how the qualitative characteristics of relevance and reliability should be applied in making the determination.

The Exposure Draft provides that the proposed statement would be applied to public entities.

In March 2004, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) 105, "Application of Accounting Principles to Loan Commitments." SAB 105 provides guidance regarding the measurement of loan commitments recognized at fair value under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB 105 had no material effect on the Company's consolidated financial statements.



LaPorte Sehrt Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Home Federal Bancorp, Inc.
of Louisiana and Subsidiary
Shreveport, Louisiana

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of **HOME FEDERAL BANCORP, INC. OF LOUISIANA** and its wholly-owned subsidiary as of June 30, 2005 and 2004, and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **HOME FEDERAL BANCORP, INC. OF LOUISIANA** and its wholly-owned subsidiary, **HOME FEDERAL SAVINGS AND LOAN ASSOCIATION**, as of June 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

July 15, 2005, except for Note U as to which
the date is August 18, 2005
Metairie, Louisiana

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
www.laporte.com

RSM McGladrey Network
An Independently Owned Member

Home Federal Bancorp, Inc. of Louisiana and Subsidiary

CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2005	June 30, 2004
Cash and Cash Equivalents (Includes Interest-Bearing Deposits with Other Banks of $8,570,838 and $3,658,469 for 2005 and 2004)	$ 9,292,489	$ 4,342,125
Securities Available-for-Sale	75,760,424	64,253,764
Securities Held-to-Maturity	1,612,657	2,515,557
Loans Held-for-Sale	70,000	107,500
Loans Receivable, Net	23,575,037	22,678,740
Accrued Interest Receivable	435,534	405,812
Premises and Equipment, Net	524,755	467,783
Deferred Tax Asset	-	832,752
Other Assets	59,936	58,555
Total Assets	$ 111,330,832	$ 95,662,588

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
LIABILITIES		
Deposits	$ 69,995,056	$ 68,133,506
Advances from Borrowers for Taxes and Insurance	170,037	232,947
Advances from Federal Home Loan Bank of Dallas	8,224,459	9,748,316
Deferred Tax Liability	186,118	-
Other Accrued Expenses and Liabilities	323,688	238,666
Total Liabilities	78,899,358	78,353,435
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Preferred Stock - No Par Value; 2,000,000 Shares Authorized; None Issued and Outstanding	-	-
Common Stock - $.01 Par Value; 8,000,000 Shares Authorized; 3,558,958 Shares Issued	14,236	-
Additional Paid-in Capital	13,391,061	-
Unearned ESOP Stock	(1,110,683)	-
Retained Earnings - Partially Restricted	19,827,439	18,977,541
Accumulated Other Comprehensive Income (Loss)	309,421	(1,668,388)
Total Stockholders' Equity	32,431,474	17,309,153
Total Liabilities and Stockholders' Equity	$ 111,330,832	$ 95,662,588

See accompanying notes to consolidated financial statements.

Home Federal Bancorp, Inc. of Louisiana and Subsidiary

CONSOLIDATED STATEMENTS OF INCOME

	For The Years Ended June 30, 2005	2004
INTEREST INCOME		
Loans, Including Fees	$1,568,239	$2,003,082
Investment Securities	146,154	78,768
Mortgage-Backed Securities	3,211,922	3,015,568
Other Interest-Earning Assets	137,232	56,624
Total Interest Income	5,063,547	5,154,042
INTEREST EXPENSE		
Deposits	1,767,403	1,868,155
Federal Home Loan Bank Borrowings	262,340	294,709
Total Interest Expense	2,029,743	2,162,864
Net Interest Income	3,033,804	2,991,178
PROVISION FOR LOAN LOSSES	-	-
Net Interest Income after Provision for Loan Losses	3,033,804	2,991,178
NON-INTEREST INCOME		
Gain on Sale of Loans	17,882	61,704
Gain on Sale of Securities	328,880	223,200
Other Income	40,403	36,413
Total Non-Interest Income	387,165	321,317
NON-INTEREST EXPENSE		
Compensation and Benefits	1,363,091	1,455,909
Occupancy and Equipment	182,806	170,998
Data Processing	66,337	114,394
Audit and Examination Fees	113,527	54,960
Advertising	81,873	24,126
Deposit Insurance Premiums	10,366	10,909
Other Expense	300,840	248,732
Total Non-Interest Expense	2,118,840	2,080,028
Income Before Income Taxes	1,302,129	1,232,467
PROVISION FOR INCOME TAX EXPENSE	452,231	411,726
NET INCOME	$ 849,898	$ 820,741
EARNINGS PER SHARE:		
Basic	$0.25	N/A
Diluted	$0.25	N/A

See accompanying notes to consolidated financial statements.

Home Federal Bancorp, Inc. of Louisiana
and Subsidiary

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For The Years Ended June 30,	
	2005	2004
NET INCOME	$ 849,898	$ 820,741
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX		
Unrealized Holding Gains (Losses) Arising During the Period	2,001,553	(2,458,413)
Reclassification Adjustment for (Gains) included in Net Income	(23,744)	(202,325)
Total Other Comprehensive Income (Loss)	1,977,809	(2,660,738)
TOTAL COMPREHENSIVE INCOME (LOSS)	$ 2,827,707	$(1,839,997)

See accompanying notes to consolidated financial statements.

Home Federal Bancorp, Inc. of Louisiana
and Subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2005 AND 2004

	Common Stock	Additional Paid-in Capital	Unearned ESOP Stock	Retained Earnings	Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE - June 30, 2003	$ -	$ -	$ -	$ 18,156,800	$ 992,350	$19,149,150
Net Income	-	-	-	820,741	-	820,741
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	(2,660,738)	(2,660,738)
BALANCE - June 30, 2004	-	-	-	18,977,541	(1,668,388)	17,309,153
Issuance of Common Stock	14,236	13,391,560	(1,138,870)	-	-	12,266,926
ESOP Compensation Earned	-	(499)	28,187	-	-	27,688
Net Income	-	-	-	849,898	-	849,898
Other Comprehensive Income, Net of Applicable Deferred Income Taxes	-	-	-	-	1,977,809	1,977,809
BALANCE - June 30, 2005	$ 14,236	$ 13,391,061	$ (1,110,683)	$ 19,827,439	$ 309,421	$32,431,474

See accompanying notes to consolidated financial statements.

Home Federal Bancorp, Inc. of Louisiana
and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended June 30,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 849,898	$ 820,741
Adjustments to Reconcile Net Income to Net		
Cash Provided by (Used in) Operating Activities		
Net Amortization and Accretion on Securities	(37,932)	(88,593)
Amortization of Deferred Loan Fees	(50,118)	(110,172)
Depreciation of Premises and Equipment	62,261	58,873
Loss on Disposal of Premises and Equipment	4,584	-
Gain on Sale of Securities	(328,880)	(223,200)
ESOP Compensation Expense	27,688	-
Changes in Assets and Liabilities		
Origination and Purchase of Loans Held-for-Sale	(2,108,200)	(5,214,550)
Sale and Principal Repayments of Loans Held-for-Sale	2,145,700	6,334,850
Accrued Interest Receivable	(29,722)	35,626
Other Operating Assets	15,935	38,843
Other Operating Liabilities	67,705	(102,964)
Net Cash Provided by Operating Activities	618,919	1,549,454
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan Originations and Principal Collections, Net	1,210,229	10,439,445
Purchases of Loans	(2,085,658)	(1,044,175)
Deferred Loan Fees Collected	29,250	27,389
Acquisition of Premises and Equipment	(123,818)	(23,817)
Activity in Available-for-Sale Securities		
Proceeds from Sales of Securities	-	8,346,061
Proceeds from Maturities	-	75,000
Principal Payments on Mortgage-Backed Securities	9,419,057	12,657,502
Purchases	(17,891,105)	(36,097,644)
Activity in Held-to-Maturity Securities		
Redemption or Maturity Proceeds	885,480	545,000
Principal Payments on Mortgage-Backed Securities	346,301	1,012,779
Net Cash Used in Investing Activities	(8,210,264)	(4,062,460)

See accompanying notes to consolidated financial statements.

Home Federal Bancorp, Inc. of Louisiana and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For The Years Ended June 30,	
	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Increase (Decrease) in Deposits	1,861,550	(3,256,308)
Proceeds from Advances from Federal Home Loan Bank	1,000,000	2,900,000
Repayment of Advances from Federal Home Loan Bank	(2,523,857)	(2,159,647)
Net Proceeds from Issuance of Common Stock	12,266,926	-
Repayment of Borrowings	-	(20,414)
Net Decrease in Mortgage-Escrow Funds	(62,910)	(79,093)
Net Cash Provided by (Used in) Financing Activities	12,541,709	(2,615,462)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,950,364	(5,128,468)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	4,342,125	9,470,593
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 9,292,489	$ 4,342,125
SUPPLEMENTARY CASH FLOW INFORMATION		
Interest Paid on Deposits and Borrowed Funds	$ 2,028,665	$ 2,168,599
Income Taxes Paid	445,000	368,000
Market Value Adjustment for Gain (Loss) on Securities Available-for-Sale	2,996,679	(4,031,419)

See accompanying notes to consolidated financial statements.

NOTE A
SUMMARY OF ACCOUNTING POLICIES

NATURE OF OPERATIONS

On January 18, 2005, Home Federal Savings and Loan Association (Association), completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana (Company) to serve as the stock holding company for the Association. In connection with the reorganization, the Company sold 1,423,583 shares of its common stock in a subscription and community offering at a price of $10.00 per share. The Company also issued 60% of its outstanding common stock in the reorganization to Home Federal Mutual Holding Company of Louisiana, or 2,135,375 shares.

The Association is a federally chartered, stock savings and loan association and is subject to federal regulation by the Federal Deposit Insurance Corporation and the Office of Thrift Supervision. The Association provides financial services to individuals, corporate entities and other organizations through the origination of loans and the acceptance of deposits in the form of passbook savings, certificates of deposit, and demand deposit accounts. Services are provided by three offices, all of which are located in the City of Shreveport, Louisiana.

The Association is subject to competition from other financial institutions, and is also subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by those regulatory authorities.

BASIS OF PRESENTATION AND CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Home Federal Savings and Loan Association. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Consolidated Balance Sheets and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the allowance for loan losses.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's activities are provided to customers of the Association by three offices, all of which are located in the City of Shreveport, Louisiana. The area served by the Association is primarily the Shreveport-Bossier City metropolitan area; however, loan and deposit customers are found dispersed in a wider geographical area covering much of northwest Louisiana.

CASH AND CASH EQUIVALENTS

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

NOTE A
SUMMARY OF ACCOUNTING POLICIES (Continued)

SECURITIES

The Company classifies its debt and equity investment securities into one of three categories: held-to-maturity, available-for-sale, or trading. Investments in nonmarketable equity securities and debt securities, in which the Company has the positive intent and ability to hold to maturity, are classified as held-to-maturity and carried at amortized cost. Investments in debt securities that are not classified as held-to-maturity and marketable equity securities that have readily determinable fair values are classified as either trading or available-for-sale securities.

Securities that are acquired and held principally for the purpose of selling in the near term are classified as trading securities. Investments in securities not classified as trading or held-to-maturity are classified as available-for-sale.

Trading account and available-for-sale securities are carried at fair value. Unrealized holding gains and losses on trading securities are included in earnings while net unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

LOANS HELD FOR SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

LOANS

Loans receivable are stated at unpaid principal balances, less allowances for loan losses and unamortized deferred loan fees. Net nonrefundable fees (loan origination fees, commitment fees, discount points) and costs associated with lending activities are being deferred and subsequently amortized into income as an adjustment of yield on the related interest earning assets using the interest method. Interest income on contractual loans receivable is recognized on the accrual method. Unearned discount on property improvement and automobile loans is deferred and amortized on the interest method over the life of the loan.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

NOTE A

SUMMARY OF ACCOUNTING POLICIES (Continued)

ALLOWANCE FOR LOAN LOSSES (Continued)

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of the underlying collateral and prevailing economic conditions. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information or events, it is probable that the Association will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. When a loan is impaired, the measurement of such impairment is based upon the fair value of the collateral of the loan. If the fair value of the collateral is less than the recorded investment in the loan, the Association will recognize the impairment by creating a valuation allowance with a corresponding charge against earnings.

An allowance is also established for uncollectible interest on loans classified as substandard. Substandard loans are those which are in excess of ninety days delinquent. The allowance is established by a charge to interest income equal to all interest previously accrued and income is subsequently recognized only to the extent that cash payments are received. When, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, the loan is returned to accrual status.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS

In the ordinary course of business, the Association has entered into commitments to extend credit. Such financial instruments are recorded when they are funded.

FORECLOSED ASSETS

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are carried at the lower of cost or current fair value minus estimated cost to sell as of the date of foreclosure. Cost is defined as the lower of the fair value of the property or the recorded investment in the loan. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell.

PREMISES AND EQUIPMENT

Land is carried at cost. Buildings and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

INCOME TAXES

The Company and its wholly-owned subsidiary will file a consolidated income tax return for the fiscal year ended June 30, 2005. Each entity will pay its pro-rata share of income taxes in accordance with a written tax-sharing agreement.

NOTE A
SUMMARY OF ACCOUNTING POLICIES (Continued)

INCOME TAXES (Continued)

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.

While the Association is exempt from Louisiana income tax, it will be subject to the Louisiana Ad Valorem Tax, commonly referred to as the Louisiana Shares Tax, that is based on stockholders' equity and net income.

EARNINGS PER SHARE

Earnings per share is computed based upon the weighted average number of common shares outstanding during the year, which was 3,445,087 for 2005.

NON-DIRECT RESPONSE ADVERTISING

The Company expenses all advertising costs, except for direct-response advertising, as incurred. In the event the Company incurs expense for material direct-response advertising, it will be amortized over the estimated benefit period.

COMPREHENSIVE INCOME

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	2005	2004
Unrealized Holding Gains (Losses) on Available-for-Sale Securities	$3,032,655	$(3,724,868)
Reclassification Adjustment for Gains Realized in Income	(35,976)	(306,551)
Net Unrealized Gains (Losses)	2,996,679	(4,031,419)
Tax Effect	1,018,870	1,370,681
Net-of-Tax Amount	$1,977,809	$(2,660,738)

NOTE A

SUMMARY OF ACCOUNTING POLICIES (Continued)

COMPREHENSIVE INCOME (Continued)

The components of accumulated other comprehensive income, included in Stockholders' Equity, are as follows:

	2005	2004
Net Unrealized Gain (Loss) on Securities Available-for-Sale	$ 468,819	$(2,527,860)
Tax Effect	159,398	859,472
Net-of-Tax Amount	$ 309,421	$(1,668,388)

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets*. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring for fiscal periods beginning after June 15, 2005. This pronouncement is not expected to have a material affect on the financial position and results of operations of the Company.

In December 2004, the FASB revised SFAS No. 123, *Share-Based Payment* (Statement 123(R)). Statement 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Statement 123(R) is effective for public entities that file as small business issuers as of the beginning of the first annual reporting period that begins after December 15, 2005.

NOTE B

CASH AND CASH EQUIVALENTS

At June 30, 2005 and 2004, cash and cash equivalents consisted of the following:

	2005	2004
Cash on Hand	$ 260,126	$ 260,705
Demand Deposits at Other Institutions	2,478,563	793,420
Federal Funds Sold	6,553,800	3,288,000
	$ 9,292,489	$ 4,342,125

NOTE C

SECURITIES

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	June 30, 2005			
Securities Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities				
FHLB Note	$ 985,739	$ 2,855	$ -	$ 988,594
FNMA Note	989,887	1,363	-	991,250
FHLMC Mortgage-Backed Certificates	8,996,881	96,631	44,980	9,048,532
FNMA Mortgage-Backed Certificates	61,411,259	644,890	183,599	61,872,550
GNMA Mortgage-Backed Certificates	813,413	835	11,908	802,340
Total Debt Securities	73,197,179	746,574	240,487	73,703,266
Equity Securities				
210,991 Shares, AMF ARM Fund	2,094,424	-	37,266	2,057,158
Total Securities Available-for-Sale	$ 75,291,603	$ 746,574	$ 277,753	$ 75,760,424
Securities Held-to-Maturity				
Debt Securities				
GNMA Mortgage-Backed Certificates	$ 665,280	$ 36,554	$ -	$ 701,834
FNMA Mortgage-Backed Certificates	228,039	4,864	19	232,884
FHLMC Mortgage-Backed Certificates	87,538	1,415	73	88,880
Total Debt Securities	980,857	42,833	92	1,023,598
Equity Securities (Nonmarketable)				
6,318 Shares - Federal Home Loan Bank	631,800	-	-	631,800
Total Securities Held-to-Maturity	$ 1,612,657	$ 42,833	$ 92	$ 1,655,398

NOTE C
SECURITIES (Continued)

	June 30, 2004			
Securities Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities				
FHLMC Mortgage-Backed Certificates	$ 8,705,978	$ 1,138	$ 318,433	$ 8,388,683
FNMA Mortgage-Backed Certificates	54,780,895	46,735	2,191,050	52,636,580
GNMA Mortgage-Backed Certificates	1,257,968	429	46,134	1,212,263
Total Debt Securities	64,744,841	48,302	2,555,617	62,237,526
Equity Securities				
205,111 Shares, AMF ARM Fund	2,036,782	-	20,544	2,016,238
Total Securities Available-for-Sale	$ 66,781,623	$ 48,302	$ 2,576,161	$ 64,253,764

Securities Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities				
Municipal Obligations	$ 270,000	$ 624	$ -	$ 270,624
GNMA Mortgage-Backed Certificates	827,969	56,266	-	884,235
FNMA Mortgage-Backed Certificates	300,188	7,073	10	307,251
FHLMC Mortgage-Backed Certificates	199,000	4,265	-	203,265
Total Debt Securities	1,597,157	68,228	10	1,665,375
Equity Securities (Nonmarketable)				
2,000 Shares - Intrieve, Inc.	15,000	-	-	15,000
9,034 Shares - Federal Home Loan Bank	903,400	-	-	903,400
Total Equity Securities	918,400	-	-	918,400
Total Securities Held-to-Maturity	$ 2,515,557	$ 68,228	$ 10	$ 2,583,775

NOTE C
SECURITIES (Continued)

The amortized cost and fair value of debt securities by contractual maturity at June 30, 2005 follows:

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Maturity				
Due within One Year	$ -	$ -	$ -	$ -
Due from One Year to Five Years	1,975,626	1,979,844	-	-
Due from Five Years to Ten Years	-	-	-	-
Due after Ten Years	-	-	-	-
	1,975,626	1,979,844	-	-
Mortgage-Backed Securities	71,221,553	71,723,422	980,857	1,023,598
	$ 73,197,179	$ 73,703,266	$ 980,857	$1,023,598

For the years ended June 30, 2005 and 2004, proceeds from the sale of securities available-for-sale amounted to $ - and $8,346,061, respectively. Gross realized gains amounted to $ - and $223,200, respectively.

Information pertaining to securities with gross unrealized losses at June 30, 2005, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Over Twelve Months	
Securities Available-for-Sale	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Debt Securities:				
Mortgage-Backed	$ 19,336	$ 2,871,859	$ 221,151	$19,065,747
Marketable Equity Securities	-	-	37,266	2,057,158
Total Securities Available-for- Sale	$ 19,336	$ 2,871,859	$ 258,417	$21,122,905

NOTE C
SECURITIES (Continued)

Securities Held-to-Maturity	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Mortgage-Backed	$ 92	$ 32,122	$ -	$ -
Total Securities Held-to-Maturity	$ 92	$ 32,122	$ -	$ -

The Company's investment in equity securities consists primarily of shares of an adjustable rate mortgage loan mutual fund. The unrealized losses associated with this fund were caused by interest rate increases, and the timing between when these rate increases took place compared to the resulting adjustment in rates in the underlying mortgage loans. Based on management's assessment of the financial condition of the Company, the Company has the ability and intent to hold these equity securities until a recovery of fair value occurs. Based on this assessment and because the decline in market value is attributable to changes in interest rates and not of credit quality, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2005.

At June 30, 2005, securities with a carrying value of $2,054,388 were pledged to secure public deposits.

NOTE D
LOANS RECEIVABLE

Loans receivable at June 30, 2005 and 2004, are summarized as follows:

	2005	2004
Mortgage Loans (Principally Conventional)		
Principal Balances		
Secured by One-to-Four Family Residences	$ 19,301,369	$ 20,903,102
Secured by Other Properties	837,042	101,207
Total Mortgage Loans	20,138,411	21,004,309
Consumer and Other Loans		
Principal Balances		
Equity and Second Mortgage	2,776,487	1,077,321
Loans on Savings Accounts	469,952	589,551
Equity Lines of Credit	499,598	342,664
Automobile Loans	5,390	564
Total Consumer and Other Loans	3,751,427	2,010,100
Total Loans	23,889,838	23,014,409
Less: Allowance for Loan Losses	(235,000)	(235,000)
Unamortized Loan Fees	(79,801)	(100,669)
Net Loans Receivable	$ 23,575,037	$ 22,678,740

An analysis of the allowance for loan losses follows:

	2005	2004
Balance – Beginning of Year	$ 235,000	$ 235,000
Provision for Loan Losses	-	-
Balance – End of Year	$ 235,000	$ 235,000

NOTE D
LOANS RECEIVABLE (Continued)

Fixed rate loans receivable as of June 30, 2005, are scheduled to mature and adjustable rate loans are scheduled to reprice as follows:

	Under One Year	One to Five Years	Six to Ten Years	Over Ten Years	Total
			(In Thousands)		
Loans Secured by One-to-Four Family Residential:					
Fixed Rate	$ 993	$ 761	$ 1,315	$ 7,901	$10,970
Adjustable Rate	8,332	-	-	-	8,332
Other Loans Secured by Real Estate:					
Fixed Rate	-	-	-	837	837
Adjustable Rate	-	-	-	-	-
All Other Loans	1,524	762	738	727	3,751
	$10,849	$ 1,523	$ 2,053	$ 9,465	$23,890

Mortgage loans serviced for FNMA are not included in the accompanying Consolidated Statements of Financial Condition. The unpaid principal balances of these loans at June 30, 2005 and 2004, were $174,123 and $209,256, respectively. Custodial escrow balances maintained in connection with these serviced loans were $883 and $4,614 at June 30, 2005 and 2004, respectively. Service fees are recorded as income when received.

As of June 30, 2005 and 2004, there was no recorded investment in loans that are considered impaired under SFAS Nos. 114 and 118. The Association has no commitments to loan additional funds to borrowers whose loans were previously in non-accrual status.

NOTE E
ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at June 30, 2005 and 2004, consisted of the following:

	2005	2004
Accrued Interest on:		
Mortgage Loans	$ 101,289	$ 109,569
Other Loans	26,462	21,063
Investments	20,902	9,485
Mortgage-Backed Securities	286,881	265,695
	$ 435,534	$ 405,812

NOTE F

PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2005	2004
Land	$ 290,798	$ 290,798
Buildings	1,097,318	1,094,206
Equipment	578,365	554,204
	1,966,481	1,939,208
Accumulated Depreciation	(1,441,726)	(1,471,425)
	$ 524,755	$ 467,783

Depreciation expense charged against operations for the years ended June 30, 2005 and 2004, was $62,261 and $58,873, respectively.

The Association leases property for a branch facility. The lease, which expires November 30, 2008, requires monthly rental payments of $1,680. Future minimum rent commitments under this lease follows:

Year Ended June 30,	
2006	$ 20,160
2007	20,160
2008	20,160
2009	8,400
	$ 68,880

This lease provides for five ten-year option periods with rental adjustment provisions. Total rent expense for the years ended June 30, 2005 and 2004, amounted to $20,160 for each year, respectively.

NOTE G

DEPOSITS

Deposits at June 30, 2005 and 2004, are summarized as follows:

	Weighted Average Rate at 6/30/2005	2005 Amount	2005 Percent	2004 Amount	2004 Percent
NOW Accounts	0.14%	$ 6,825,594	9.75%	$ 6,006,403	8.82%
Money Market	0.40%	3,743,813	5.35	4,350,190	6.38
Passbook Savings	0.50%	4,916,784	7.02	5,529,502	8.12
		15,486,191	22.12	15,886,095	23.32
Certificates of Deposit	3.36%	54,508,865	77.88	52,247,411	76.68
Total Deposits		$69,995,056	100.00%	$68,133,506	100.00%

Included in NOW Accounts were non-interest bearing accounts of $1,094,211 and $753,535 at June 30, 2005 and 2004, respectively.

The composition of Certificates of Deposit accounts by interest rate is as follows:

	2005 Amount	2005 Percent	2004 Amount	2004 Percent
0.00% to 0.99%	$ 250,124	0.46%	$ 1,845,658	3.53%
1.00% to 1.99%	6,543,324	12.00	16,641,671	31.85
2.00% to 2.99%	20,563,556	37.72	11,083,752	21.22
3.00% to 3.99%	12,921,542	23.71	7,190,128	13.76
4.00% to 4.99%	10,493,301	19.25	5,910,877	11.31
5.00% to 5.99%	1,940,639	3.56	4,699,894	9.00
6.00% to 6.99%	1,796,379	3.30	4,875,431	9.33
Total Deposits	$ 54,508,865	100.00%	$ 52,247,411	100.00%

NOTE G
DEPOSITS (Continued)

Maturities of Certificates of Deposit accounts at June 30, 2005, are scheduled as follows:

Year Ending June 30	Amount	Percent	Weighted Average Rate
2006	$ 27,062,080	49.65%	2.9%
2007	12,834,661	23.54	3.6%
2008	4,917,003	9.02	3.8%
2009	2,631,410	4.83	3.6%
2010	7,063,711	12.96	4.3%
	$ 54,508,865	100.00%	

Interest expense on deposits for the years ended June 30, 2005 and 2004, was as follows:

	2005	2004
NOW and Money Market	$ 30,520	$ 30,854
Passbook Savings	26,570	26,646
Certificates of Deposit	1,710,313	1,810,655
	$ 1,767,403	$ 1,868,155

At June 30, 2005, there were 52 deposit accounts with balances of $100,000 or more with an aggregate value of $7,434,408. These accounts indicated uninsured deposits totaling $2,234,408.

NOTE H
ADVANCES FROM FEDERAL HOME LOAN BANK OF DALLAS

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas (FHLB), advances are secured by a blanket floating lien on first mortgage loans. Total interest recognized amounted to $262,340 and $294,709 for 2005 and 2004, respectively.

NOTE H

ADVANCES FROM FEDERAL HOME LOAN BANK OF DALLAS (Continued)

Advances at June 30, 2005 and 2004, consisted of the following:

	Advance Total	
	2005	2004
2.00% to 2.99%	$ 3,367,299	$ 4,543,140
3.00% to 3.99%	3,008,476	3,957,142
4.00% to 4.99%	1,848,684	1,248,034
	$ 8,224,459	$ 9,748,316

Maturities of advances at June 30, 2005 are as follows:

Year Ended June 30,	
2006	$ 2,772,783
2007	2,878,803
2008	1,793,840
2009	544,538
2010	216,082
Thereafter	18,413
	$ 8,224,459

NOTE I

COMMITMENTS

As described in Note F, the Association leases property for a branch facility. In addition to this lease, the Association has an agreement with a third-party, which provides on-line data processing services. The agreement, which expires January 31, 2010, contains a minimum monthly service charge of $4,041. At the end of this term, the agreement will automatically continue for successive periods of five years unless terminated upon written notice given at least twelve months prior to the end of the present term. The future minimum commitments for the on-line processing services are as follows:

Year Ended June 30,	
2006	$ 48,492
2007	48,492
2008	48,492
2009	48,492
2010	28,287
	$ 222,255

NOTE J

FEDERAL INCOME TAXES

The Company and its subsidiary file consolidated federal income tax returns. The current provision for federal and state income taxes is calculated on pretax accounting income adjusted by items considered to be permanent differences between book and taxable income. Income tax expense for the year ending June 30, 2005 and 2004, is summarized as follows:

	2005	2004
Federal:		
Current	$ 436,385	$ 411,726
State:		
Current	15,846	-
	$ 452,231	$ 411,726

The effective federal income tax rate for the years ended June 30, 2005 and 2004, was 33.93% and 33.41%, respectively. The provision for income tax differs from that expected by applying federal income tax rates to income before income taxes as a result of the following:

	2005	2004
Expected Tax Provision at a 34% Rate	$ 437,336	$ 419,039
Expected State Corporate Tax	15,846	-
Effect of Non-Taxable Income	(951)	(7,313)
Provision for Income Tax	$ 452,231	$ 411,726

At June 30, 2005 and 2004, temporary differences between the financial statement carrying amount and tax bases of assets that gave rise to deferred tax recognition were related to the effect of loan bad debt deduction differences for tax and book purposes. The deferred tax expense or benefit related to securities available-for-sale has no effect on the Association's income tax provision since it is charged or credited to the Association's other comprehensive income or loss equity component. The net deferred income tax asset (liability) consisted of the following components at June 30, 2005 and 2004:

	2005	2004
Deferred Tax Liability:		
Loans Receivable - Bad Debt Loss Allowances	$ (26,720)	$ (26,720)
Securities Available-for-Sale Unrealized (Gain) Loss	(159,398)	859,472
Total Deferred Tax (Liability) Asset	$ (186,118)	$ 832,752

NOTE J

FEDERAL INCOME TAXES (Continued)

In computing federal taxes on income under provisions of the Internal Revenue Code in years past, earnings appropriated by savings and loan associations to general reserves were deductible in arriving at taxable income if certain conditions were met. Association retained earnings appropriated to the federal insurance reserve at June 30, 2005 and 2004, amounted to $4,016,655. Included were appropriations of net income of prior years of $3,327,343, for which no provision for federal income taxes has been made. If this portion of the reserve is used for any purpose other than to absorb losses, a tax liability will be imposed upon the Association at the then current federal income tax rate.

NOTE K

OTHER NON-INTEREST INCOME AND EXPENSE

Other non-interest income and expense amounts at June 30, 2005 and 2004, are summarized below:

	2005	2004
Other Non-Interest Income:		
Service Fees on NOW Accounts	$ 20,779	$ 23,310
Late Charges	4,720	9,020
Commissions and Other	14,904	4,083
	$ 40,403	$ 36,413
Other Non-Interest Expense:		
NOW Account Expense	$ 24,367	$ 24,332
Loan Expenses	5,097	6,357
Office Supplies	20,648	15,877
Telephone	32,358	28,717
Postage	24,671	23,195
Business Insurance and Bonds	36,560	40,377
Organization Dues and Publications	12,667	10,962
Charitable Contributions	3,050	3,128
Miscellaneous	48,772	46,423
Automobile Expense, Including Depreciation	21,773	21,364
Consulting Fees	30,175	28,000
Legal Fees	36,488	-
Registration Fees	4,214	-
	$ 300,840	$ 248,732

NOTE L

RETIREMENT PLANS

Effective November 15, 2004, the Association adopted the Home Federal Savings and Loan Association Employees' Savings and Profit Sharing Plan and Trust administered by the Pentegra Group. This plan complies with the requirements of Section 401(k) of the Internal Revenue Code. Those eligible for this defined contribution plan must have completed twelve months of full time service and attained age 21. Participating employees may make elective salary reduction contributions of up to $13,000 for 2004 of their eligible compensation. The Association will contribute a basic "safe harbor" contribution of 3% of participant plan salary and will match 50% of the first 6% of plan salary elective deferrals. The Association is also permitted to make discretionary contributions to be allocated to participant accounts. Pension cost, including administrative fees, attributable to the Association's 401(k) safe harbor plan for the years ended June 30, 2005 and 2004, was $62,452 and $65,935, respectively.

NOTE M

EMPLOYEE STOCK OWNERSHIP PLAN

During 2005, the Company instituted an employee stock ownership plan. The Home Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP) enables all eligible employees of the Association to share in the growth of the Company through the acquisition of stock. Employees are generally eligible to participate in the ESOP after completion of one year of service and attaining the age of 21.

The ESOP purchased the statutory limit of eight percent of the shares sold in the initial public offering of the Company, excluding shares issued to Home Federal Mutual Holding Company of Louisiana (113,887 shares). This purchase was facilitated by a loan from the Company to the ESOP in the amount of $1,138,870. The loan is secured by a pledge of the ESOP shares. The shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Balance Sheets. The corresponding note is to be paid back in 80 quarterly debt service payments of $23,016 on the last business day of each quarter, beginning March 31, 2005, at the rate of 5.25%.

The Company may contribute to the ESOP, in the form of debt service, at the discretion of its board of directors. Cash dividends on the Company's stock shall be used to either repay the loan, be distributed to the participants in the ESOP, or retained in the ESOP and reinvested in Company stock. Shares are released for allocation to ESOP participants based on principal and interest payments of the note. Compensation expense is recognized based on the number of shares allocated to ESOP participants each year and the average market price of the stock for the current year. Released ESOP shares become outstanding for earnings per share computations.

As compensation expense is incurred, the Unearned ESOP Shares account is reduced based on the original cost of the stock. The difference between the cost and the average market price of shares released for allocation is applied to Additional Paid-in Capital. ESOP compensation expense was approximately $27,688 for the year ended June 30, 2005.

NOTE M
EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

The ESOP shares as of June 30, 2005, were as follows:

Allocated Shares	-
Shares Released for Allocation	2,847
Unreleased Shares	111,040
Total ESOP Shares	113,887
Fair Value of Unreleased Shares	$ 1,060,432
Stock Price at June 30, 2005	$ 9.55

NOTE N
OFF-BALANCE SHEET ACTIVITIES

CREDIT RELATED FINANCIAL INSTRUMENTS

The Association is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

The Association's exposure to credit loss in the event of nonperformance by the other party to loan commitments is represented by the contractual amount of the commitment. The Association follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At June 30, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
	2005	2004
Commitments to Grant Loans	$ 2,430,000	$ 843,000
Unfunded Commitments Under Lines of Credit	214,282	179,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

CASH DEPOSITS

At various times during the year, the Company maintains cash balances in financial institutions that are in excess of amounts insured by an agency of the federal government.

NOTE N

OFF-BALANCE SHEET ACTIVITIES (Continued)

REGIONAL CREDIT CONCENTRATION

A substantial portion of the Association's lending activity is with customers located within a 100 mile radius of the Shreveport, Louisiana metropolitan area, which includes areas of northwest Louisiana, northeast Texas and southwest Arkansas. Although concentrated within the region, the Association has a diversified loan portfolio, which should preclude the Association from being dependent upon the well being of any particular economic sector to ensure collectibility of any significant portion of its debtors' loan contracts.

OTHER CREDIT CONCENTRATIONS

The Association has purchased, with recourse, a significant number of loans from third-party mortgage originators. These loans are serviced by these entities. At June 30, 2005 and 2004, the balance of the loans outstanding being serviced by these entities was $8,264,804 and $7,959,207, respectively.

INTEREST RATE FLOORS AND CAPS

The Association writes interest rate floors and caps into its variable rate mortgage loan contracts and loan servicing agreements in an attempt to manage its interest rate exposure. Such floors and caps enable customers to transfer, modify, or reduce their interest rate risk, which, in turn, creates an off-balance-sheet market risk to the Association. At June 30, 2005, the Association's loan portfolio contained approximately $8,331,877 of loans in which the loan contracts or servicing agreements possessed interest rate floors and caps. Of this amount, $8,088,563 consisted of purchased loans, which were originated by third-party mortgage originators.

NOTE O

RELATED PARTY EVENTS

In the ordinary course of business, the Association makes loans to its directors and officers. These loans are made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not involve more than normal credit risk or present other unfavorable features.

An analysis of the activity in loans made to such borrowers (both direct and indirect), including lines of credit, is summarized as follows:

	Years Ended June 30,	
	2005	2004
Balance – Beginning of Year	$ 183,584	$ 523,759
Additions	64,036	243,503
Principal Payments	(88,334)	(583,678)
Balance – End of Year	$ 159,286	$ 183,584

Deposits from related parties held by the Association at June 30, 2005 and 2004, amounted to $740,285 and $684,726, respectively.

NOTE P

REGULATORY MATTERS

The Association is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly other discretionary actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital requirements that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Association is required to maintain minimum capital ratios under OTS regulatory guidelines in order to ensure capital adequacy. Management believes, as of June 30, 2005 and 2004, that the Association met all OTS capital adequacy requirements to which it is subject.

As of June 30, 2005, the most recent notification from the Federal Deposit Insurance Corporation categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum capital ratios, which are different than those required to meet OTS capital adequacy requirements. There are no conditions or events since that notification that management believes may have changed the Association's category. The Association was also classified as well capitalized at June 30, 2004.

The Association's actual and required capital amounts and ratios for OTS regulatory capital adequacy purposes are presented below as of June 30, 2005 and 2004.

		Actual		Required for Capital Adequacy Purposes	
		Amount	Ratio	Amount	Ratio
June 30, 2005					
Core Capital	(1)	$ 26,352,571	24.20%	$ 3,267,074	3.00%
Tangible Capital	(1)	26,352,571	24.20%	1,633,537	1.50%
Total Risk-Based Capital	(2)	26,587,571	91.56%	2,322,960	8.00%
June 30, 2004					
Core Capital	(1)	$ 18,933,329	19.45%	$ 2,919,600	3.00%
Tangible Capital	(1)	18,933,329	19.45%	1,459,800	1.50%
Total Risk-Based Capital	(2)	19,168,329	71.21%	2,153,360	8.00%

NOTE P
REGULATORY MATTERS (Continued)

The Association's actual and required capital amounts and ratios to be well capitalized under prompt corrective action provisions are presented below as of June 30, 2005 and 2004.

		Actual		Required to be Well Capitalized	
		Amount	Ratio	Amount	Ratio
June 30, 2005					
Tier 1 Leverage Capital	(1)	$ 26,352,571	24.20%	$ 5,445,123	5.00%
Tier 1 Risk-Based Capital	(2)	26,352,571	90.76%	1,742,220	6.00%
Total Risk-Based Capital	(2)	26,587,571	91.56%	2,903,700	10.00%
June 30, 2004					
Tier 1 Leverage Capital	(1)	$ 18,933,329	19.45%	$ 4,866,000	5.00%
Tier 1 Risk-Based Capital	(2)	18,933,329	70.30%	1,615,020	6.00%
Total Risk-Based Capital	(2)	19,168,329	71.21%	2,691,700	10.00%

(1) Amounts and Ratios to Adjusted Total Assets
(2) Amounts and Ratios to Total Risk-Weighted Assets

NOTE Q
FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has adopted SFAS No. 107 issued by the Financial Accounting Standards Board which requires disclosure of the fair value of all financial instruments for which it is practical to estimate fair value.

The following methods and assumptions were used by the Association in estimating fair values of financial instruments:

Cash and Cash Equivalents

The carrying amount approximates the fair value of cash and cash equivalents.

Securities to be Held-to-Maturity and Available-for-Sale

Fair values for investment securities, including mortgage-backed securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted or nonmarketable equity securities approximate their fair values. The carrying amount of accrued investment income approximates its fair value.

Mortgage Loans Held for Sale

Because these loans are normally disposed of within ninety days of origination, their carrying value closely approximates the fair value of such loans.

NOTE Q
FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Loans Receivable

For variable-rate loans that reprice frequently and with no significant changes in credit risk, fair value approximates the carrying value. Fair values for other loans are estimated using the discounted value of expected future cash flows. Interest rates used are those being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest receivable approximates its fair value.

Deposit Liabilities

The fair values for demand deposit accounts are, by definition, equal to the amount payable on demand at the reporting date, that is, their carrying amounts. Fair values for other deposit accounts are estimated using the discounted value of expected future cash flows.

Advances from Federal Home Loan Bank

The carrying amount of short-term borrowings approximates their fair value. The fair value of long-term debt is estimated using discounted cash flow analyses based on current incremental borrowing rates for similar borrowing arrangements.

Accrued Interest Payable

The carrying amount of accrued interest payable on deposits and borrowings approximates the fair value.

Off-Balance-Sheet Credit-Related Instruments

Fair values for outstanding mortgage loan commitments to lend are based on fees currently charged to enter into similar agreements, taking into account the remaining term of the agreements, customer credit quality, and changes in lending rates. The fair value of interest rate floors and caps contained in some loan servicing agreements and variable rate mortgage loan contracts are considered immaterial within the context of fair value disclosure requirements. Accordingly, no fair value estimate is provided for these instruments.

NOTE Q
FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

At June 30, 2005 and 2004, the carrying amount and estimated fair values of the Association's financial instruments were as follows:

	2005		2004	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:				
Cash and Cash Equivalents	$ 9,292,489	$ 9,292,489	$ 4,342,125	$ 4,342,125
Securities Available-for-Sale	75,760,423	75,760,423	64,253,764	64,253,764
Securities to be Held-to-Maturity	1,612,657	1,655,398	2,515,557	2,583,775
Loans Held-for-Sale	70,000	70,000	107,500	107,500
Loans Receivable	23,575,037	24,703,000	22,678,740	24,076,723
Accrued Interest Receivable	435,534	435,534	405,812	405,812
Financial Liabilities				
Deposits	69,995,056	69,947,453	68,133,506	68,456,095
Accrued Interest Payable	47,192	47,192	46,114	46,114
Advances from Borrowers	170,037	170,037	232,947	232,947
Advances from FHLB	8,224,459	8,052,000	9,748,316	9,336,621
Off-Balance-Sheet Liabilities				
Mortgage Loan Commitments	-	24,300	-	8,430

The estimated fair values presented above could be materially different than net realizable value and are only indicative of the individual financial instrument's fair value. Accordingly, these estimates should not be considered an indication of the fair value of the Association taken as a whole.

NOTE R
PLAN OF REORGANIZATION AND STOCK ISSUANCE

As disclosed in Note A, on January 18, 2005, Home Federal Savings and Loan Association completed its reorganization to the mutual holding company form of organization and formed Home Federal Bancorp, Inc. of Louisiana to serve as the stock holding company for the Association. In connection with the reorganization, the Company sold 1,423,583 shares of its common stock at $10.00 per share, and issued 2,135,375 shares to Home Federal Mutual Holding Company of Louisiana (the Mutual Holding Company). The Company's ESOP purchased 113,887 shares, financed by a loan from the Company. The net proceeds from the sale of this stock were approximately $12,266,000, and the cost associated with the stock conversion was approximately $730,000.

NOTE R
PLAN OF REORGANIZATION AND STOCK ISSUANCE (Continued)

Following the completion of the reorganization, all depositors who had membership or liquidation rights with respect to the Association as of the effective date of the reorganization continue to have such rights solely with respect to the Mutual Holding Company so long as they continue to hold deposit accounts with the Association. In addition, all persons who became depositors of the Association subsequent to the reorganization will have such membership and liquidation rights with respect to the Mutual Holding Company. Borrower members of the Association at the time of the reorganization have the same membership rights in the Mutual Holding Company that they had in the Association immediately prior to the reorganization so long as their existing borrowings remain outstanding.

NOTE S
EARNINGS PER COMMON SHARE

Earnings per share are computed using the weighted average number of common shares outstanding, as prescribed by SFAS No. 128, *Earnings per Share*. The Company had no securities outstanding during the year ended June 30, 2005, that would have had a dilutive effect on earnings per share.

The following table presents the components of average outstanding common shares for the year ended June 30, 2005:

Average Common Shares Issued	3,558,958
Average Unearned ESOP Shares	(113,871)
Average Common Shares Outstanding	3,445,087

NOTE T

PARENT COMPANY FINANCIAL STATEMENTS

Financial information pertaining only to Home Federal Bancorp, Inc. of Louisiana as of June 30, 2005, is as follows:

HOME FEDERAL BANCORP, INC. OF LOUISIANA
CONDENSED BALANCE SHEET
June 30, 2005
(In Thousands)

ASSETS	
Cash and Cash Equivalents	$ 3,505
Investments - Available-for-Sale, at Fair Value	1,980
Investment in Subsidiary	26,910
Other Assets	81
Total Assets	$ 32,476
LIABILITIES AND STOCKHOLDERS' EQUITY	
Other Liabilities	$ 44
Stockholders' Equity	32,432
Total Liabilities and Stockholders' Equity	$ 32,476

HOME FEDERAL BANCORP, INC. OF LOUISIANA
CONDENSED STATEMENT OF INCOME
For the Year Ended June 30, 2005
(In Thousands)

Equity in Undistributed Earnings of Subsidiary	$ 607
Interest Income	43
Total Income	650
Total Expenses	79
Income Before Income Taxes	571
Income Tax (Benefit)	(13)
Net Income	$ 584

NOTE T

PARENT COMPANY FINANCIAL STATEMENTS (Continued)

HOME FEDERAL BANCORP, INC. OF LOUISIANA
CONDENSED STATMENT OF CASH FLOWS
For the Year Ended June 30, 2005
(In Thousands)

OPERATING ACTIVITIES	
Net Income	$ 584
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Equity in Undistributed Earnings of Subsidiary	(607)
Increase in Other Assets	(55)
Increase in Other Liabilities	44
Net Cash Used in Operating Activities	(34)
INVESTING ACTIVITIES	
Investment in Subsidiary	(6,753)
Purchase of Investments Available-for-Sale	(1,975)
Net Cash Used in Investing Activities	(8,728)
FINANCING ACTIVITIES	
Net Proceeds from Issuance of Common Stock	12,267
Net Cash Provided by Financing Activities	12,267
INCREASE IN CASH AND CASH EQUIVALENTS	3,505
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 3,505

NOTE U
SUBSEQUENT EVENTS

RECOGNITION AND RETENTION PLAN

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisianan 2005 Recognition Plan and Trust Agreement (the Recognition Plan) as an incentive to retain personnel of experience and ability in key positions. The aggregate number of shares of the Company's common stock subject to award under the Recognition Plan totaled 69,756. As shares are acquired for the Recognition Plan, the purchase price of these shares will be recorded as a contra equity account. As the shares are distributed, the contra equity account will be reduced.

Recognition Plan shares are earned by recipients at a rate of 20% of the aggregate number of shares covered by the Recognition Plan over five years. If the employment of an employee or service as a non-employee director is terminated prior to the fifth anniversary of the date of grant of Recognition Plan share award for any reason, the recipient shall forfeit the right to any shares subject to the award that have not been earned.

The cost associated with the Recognition Plan is based on a share price of $9.85, which represents the market price of the Company's stock on which the Recognition Plan shares were granted. The cost is being recognized over five years.

STOCK OPTION PLAN

On August 10, 2005, the shareholders of the Company approved the establishment of the Home Federal Bancorp, Inc. of Louisiana 2005 Stock Option Plan (the Option Plan) for the benefit of directors, officers, and other key employees. The aggregate number of shares of common stock reserved for issuance under the Option Plan totaled 174,389. Both incentive stock options and non-qualified stock options may be granted under the plan.

On August 18, 2005, the Company granted 174,389 options to directors and key employees. Under the Option Plan, the exercise price of each option cannot be less than the fair market value of the underlying common stock as of the date of the option grant, which was $9.85, and the maximum term is ten years. Incentive stock options and non-qualified stock options granted under the Option Plan become vested and exercisable at a rate of 20% per year over five years, commencing one year from the date of the grant, with an additional 20% vesting on each successive anniversary of the date the option was granted. The Company will account for the Option Plan under the guidance of SFAS No. 123(R).

PURCHASE OF LAND

On July 7, 2005, the Association purchased land for a future branch site. The cost associated with the purchase of the land totaled $435,459.

MARKET PRICE OF HOME FEDERAL BANCORP, INC. COMMON SHARES AND RELATED SHAREHOLDER MATTERS

Home Federal Bancorp's common shares have been listed on the Over the Counter Bulletin Board ("OTCBB") since January 2005, under the symbol "HFBL." Presented below are the high and low sales prices for Home Federal Bancorp's common shares for the quarters ended March 31, 2005 and June 30, 2005. No dividends were paid by Home Federal Bancorp during such periods. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from the OTCBB.

Quarter ended:	High	Low
2005		
June 30, 2005	$ 9.90	$9.30
March 31, 2005	10.25	9.60

As of September 15, 2005, Home Federal Bancorp had 3,558,958 common shares outstanding held of record by approximately 175 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Daniel R. Herndon
Chairman of the Board, President and Chief Executive Officer

Clyde D. Patterson
Director. Executive Vice President

David A. Herndon III
Director. Currently retired

Woodus K. Humphrey
Director. Insurance executive, Woodus Humphrey Insurance, Inc., Shreveport, Louisiana

Walter T. Colquitt III
Director. Dentist, Shreveport, Louisiana

Scott D. Lawrence
Director. President of Southwestern Wholesale, Shreveport, Louisiana

Amos L. Wedgeworth Jr.
Director. Currently retired

Sidney D. York
Director. Currently retired

Henry M. Hearne
Director. Self employed in the fields of investments and farming

Executive Officer

DeNell W. Mitchell
Vice President and Senior Lending Officer

BANKING LOCATIONS AND SHAREHOLDER INFORMATION

Main Office

624 Market Street
Shreveport, LA

Branch Offices

6363 Youree Dr.
Shreveport, LA

8990 Mansfield Rd.
Shreveport, LA

Transfer Agent/Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Home Federal Bancorp, Inc.'s transfer agent, Registrar and Transfer Company.

HOME FEDERAL

BANCORP, INC. OF LOUISIANA